UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒     SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐     SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

World Tree USA, LLC
(Exact name of issuer as specified in its charter)

Nevada	37-1785781
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2361 Rosecrans Ave. Suite 475
El Segundo, Ca. 90245
(Full mailing address of principal executive offices)

888-693-8733
(Issuer’s telephone number, including area code)

Item 1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing in Item 3 of this Form 1-SA. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “future,” “intend,” “could,” “hope,” “predict,” “target,” “potential,” or “continue” or variations of these terms, the negative of these terms or other similar expressions. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our Offering Circular, as amended, filed with the Securities Exchange Commission on July 16, 2020.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

Executive Overview and Outlook

World Tree USA, LLC was organized as a limited liability company in Nevada in June 2015. World Tree USA, LLC seeks to restore the Earth’s natural ecology, creating a legacy for future generations in a way that is environmentally and economically sustainable. To this end, the Company is focused on promoting, planting and harvesting the Empress Splendor tree through its Eco-Tree Program.

The Company follows a closely defined business strategy to develop and increase global geographic diversification to reduce the Company’s exposure to business and other risks.

2021 Eco-Tree Program

In February 2021, the Company launched an offering pursuant to Rule 506(c) of Regulation D, via a licensed broker dealer. As of September 28, 2021, the company has raised $2,213,300 in net proceeds from this offering.

In August 2021, the Company launched an offering pursuant to Regulation Crowdfunding, via the WeFunder platform. As of September 28, 2021, the company has raised $538,045 in net proceeds in this offering.

Additionally, in August 2021, the Company opened a separate offering to Canadian citizens only. As of September 28, 2021, the Company has raised $35,400 in net proceeds in this offering.

2020 Eco-Tree Program

The Company raised a total of $5,964,830 in exchange for the issuance of 4,398,472 Series A 2020 Eco-Tree Units, with $4,406,000 being raised in exchange for the issuance of 3,112,085 Series A 2020 Eco-Tree Units in fiscal year 2020 and $1,558,830 being raised in exchange for the issuance of 1,286,387 Series A 2020 Eco-Tree Units in fiscal year 2019. The following table sets forth the details of the capital raised by the Company for the 2020 Eco-Tree Program:

		Reg D	Reg S	Reg CF	Reg A	For services (in lieu of cash)	Total
2020	Units Issued	26,000	14,000	-	3,072,085	-	3,112,085
	Capital Raised	$32,500	$17,500	-	$4,356,000	-	$4,406,000

2019	Units Issued	966,597	-	-	292,340	27,450	1,286,387
	Capital Raised	$1,208,247	-	-	$320,020	$30,563	$1,558,830

2

2018 Eco-Tree Program (formerly called Carbon Offset Program)

The Company raised a total of $1,166,596 in exchange for the issuance of 1,187,152 Series A 2018 COP Units, with $946,412 being raised in exchange for the issuance of 946,856 Series A 2018 COP Units in fiscal year 2019 and $220,184 being raised in exchange for the issuance of 240,296 Series A 2018 COP Units in fiscal year 2018. The following table sets forth the details of the capital raised by the Company for the 2018 Eco-Tree Program:

		Reg D	Reg S	Reg CF	Reg A	For services (in lieu of cash)	Total
2019	Units Issued	80,000	-	838,888	-	27,968	946,856
	Capital Raised	$80,000	-	$838,444	-	$27,968	$946,412

2018	Units Issued	55,556	-	169,740	-	15,000	240,296
	Capital Raised	$50,000	-	$155,184	-	$15,000	$220,184

Results of Operations

The following discussion pertains to our revenues and expenses for the comparative six-month periods ended June 30, 2021 and 2020, as reported in our financial statements and notes thereto.

Revenues - To date, the Company has not had any revenues. The Company expects to begin earning revenues upon harvest of its first plantation inside of the Eco-Tree Program, which harvest is anticipated in 2025.

Operating Results- The company has not realized net profits as operating activities relating to propagating, planting and nurturing the trees is heavily concentrated in the first few years and the anticipated revenue will not be realized until the trees are harvested.

Operating expenses were $1,406,360 for the six months ended June 30, 2021 compared to $976,224 for six months ended June 30, 2020. Operating expenses include management, marketing and professional fees incurred as part of the Eco-Tree program. The increase in operating expenses of $682,794 is primarily attributed to the increase in management fees paid to World Tree Technologies, Inc., a related party and also the Manager, for the planting of trees.

Liquidity and Capital Resources

As of June 30, 2021, the Company had $1,123,557 of cash and cash equivalents compared to $1,231,923 as of December 31, 2020. Based on current levels of cash on hand, the Company believes that it will be able to continue its current operations for the near term. As of June 30, 2021, the Company had $0 in current liabilities compared to $39,762 as of December 31, 2020. The Company has no long-term liabilities as of June 30, 2021 and as of December 31, 2020. In February 2021, the Company launched a Regulation D offering which, through September 28, 2021, had raised net proceeds of $2,213,300. In August 2021, the Company also launched a Regulation CF Offering on the WeFunder platform which has raised approximately $538,045 through September 28, 2021. Additionally, the Company has opened a separate offering to Canadian citizens only beginning in August 2021 and this offering has raised $35,400 as of September 28, 2021. All 3 offering are still open as of this date of this report.

Cash Flows from Operating Activities

Net cash used in operating activities was $1,426,360 for the six months ended June 30, 2021, compared to net cash used in operating activities of $809,969 for the six months ended June 30, 2020. Operating activities are heavily concentrated in the first few years and the expected return on these activities will be realized upon sale of the lumber produced by the harvest.

3

Cash Flows from Investing Activities

Net cash used in investing activities was $1,107,152 for the six months ended June 30, 2021, compared to net cash provided by investing activities of $628,924 for the six months ended June 30, 2020. Net cash used in investing activities was primarily comprised of related party advances, deposits and purchase of biological assets.

Cash Flows from Financing Activities

Net cash provided by financing activities was $2,425,156 for the six months ended June 30, 2021, compared to net cash provided by financing activities of $1,069,796 for the six months ended June 30, 2020. Net cash provided by financing activities is primarily comprised of proceeds of sale of membership units less costs to sell.

Item 2.

OTHER INFORMATION

None.

Item 3.

FINANCIAL STATEMENTS

4

5

World Tree USA, LLC
Balance Sheets
At June 30, 2021 and December 31, 2020

	June 30,	December 31,
	2021	2020
	(Unaudited)
Assets

Current assets:
Cash	$1,123,557	$1,231,923
Subscription receivable	-	684,065
Prepaid expenses	20,000	-
Related party receivable	361,249	-

Total current assets	1,504,806	1,915,988

Other assets:
Deposit on biological assets - related party - non-current	222,962	112,148
Prepaid expenses - related party - non-current	477,440	157,604
Biological assets	1,259,670	984,179

Total assets	$3,464,878	$3,169,919

Liabilities and Members' Equity

Current liabilities:
Accounts payable	$-	$-
Related party payable		39,762
Member units to be issued	-	-

Total current liabilities	-	39,762

Members' equity:
Members' equity	8,683,029	6,941,948
Accumulated deficit	(5,218,151)	(3,811,791)

Total members' equity	3,464,878	3,130,157

Total liabilities and members' equity	$3,464,878	$3,169,919

 See accompanying notes to the consolidated financial statements.

6

World Tree USA, LLC
Statements of Operations
For the Six Months Ended June 30, 2021 and June 30, 2020

	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2020
	(Unaudited)	(Unaudited)
Revenue:	$-	$-

Operating expenses:
Professional fees	51,345	16,050
Sales and marketing	2,800	226,061
Management fees and operating costs - related party	1,351,685	731,954
Other expenses	530	2,159

Total operating expenses	1,406,360	976,224

Net loss	$(1,406,360)	$(976,224)

Weighted average membership unit - basic and diluted	5,155,141	2,897,361
Net loss per membership unit - basic and diluted	$(0.27)	$(0.34)

See accompanying notes to the consolidated financial statements.

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World Tree USA, LLC
Consolidated Statements of Changes in Members’ Equity
(unaudited)

	Members' Equity
	Series A Units		Series B Voting Units		Accumulated
	Shares	Amount	Shares	Amount	Deficit	Total
Balance at December 31, 2017	200,000	$130,000	10,000	$10,000	$(61,120)	$78,880

Proceeds from sale of membership units, net of offering costs	225,296	174,294	-	-	-	174,294
Membership units issued for services	10,000	10,000	-	-	-	10,000
Membership units issued for WTT obligation	5,000	5,000	-	-	-	5,000
Net loss	-	-	-	-	(78,374)	(78,374)
Balance at December 31, 2018	440,296	319,294	10,000	10,000	(139,494)	189,800

Proceeds from sale of membership units, net of offering costs	2,177,825	2,384,776	-	-	-	2,384,776
Membership units issued for services	55,418	58,531	-	-	-	58,531
Net loss	-	-	-	-	(1,204,586)	(1,204,586)
Balance at December 31, 2019	2,673,539	$2,762,601	10,000	$10,000	$(1,344,080)	$1,428,521

Proceeds from sale of membership units, net of offering costs	3,112,085	4,169,347	-	-	-	4,169,347
Net loss	-	-	-	-	(2,467,711)	(2,467,711)
Balance at December 31, 2020	5,785,624	$6,931,948	10,000	$10,000	$(3,811,791)	$3,130,157

Proceeds from sale of membership units, net of offering costs	1,194,903	1,741,081	-	-	-	1,741,081
Net loss	-	-	-	-	(1,406,360)	(1,406,360)
Balance at June 30, 2021 (unaudited)	6,980,527	$8,673,029	10,000	$10,000	$(5,218,151)	$3,464,878

See accompanying notes to consolidated financial statements.

8

World Tree USA, LLC
Statement of Cash Flow
For the Six Months Ended June 30, 2021 and June 30, 2020

	June 30,	June 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(1,406,360)	$(976,224)
Adjustments to reconcile net loss to net cash flows from operating activities:
Fair value of membership units issued for services	-	-
Changes in operating assets and liabilities:
Accounts payable	-	182,256
Member units to be issued	-	-1
Prepaid expenses	(20,000)	(16,000)

Net cash used in operating activities	(1,426,360)	(809,969)

Cash flows from investing activities:
Related party receivable	(401,011)	(317,036)
Deposits and purchases of biological assets	(706,141)	(311,888)

Net cash used in investing activities	(1,107,152)	(628,924)

Cash flows from financing activities:
Proceeds from sale of membership units	1,741,081	1,069,796
Subscription receivable	684,065
Offering costs	-	-

Net cash provided by financing activities	2,425,146	1,069,796

Net increase (decrease) in cash	(108,366)	(369,097)

Cash as of beginning of the year	1,231,923	792,816

Cash as of end of the year	$1,123,557	$423,719
	$-
Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Disclosure of non-cash investing and financing:
Membership units issued for obligation	$-	$-

See accompanying notes to the consolidated financial statements.

9

WORLD TREE USA, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

WORLD TREE USA LLC (“WTUSA” or the “Company”) was organized as a limited liability company in the state of Nevada on June 3, 2015. The Company’s address is 2361 Rosecrans Avenue, Suite 475, El Segundo, CA 90245.

The purpose of the Company is to:

(i)	participate in collective effort to reduce the carbon footprint of the Subscribers through conduct of the Eco-Tree program;

(ii)	produce income from the harvesting of Empress Splendor (ES) Trees acquired by the Company;

(iii)	monetize carbon offset assets created by the Company;

(iv)	make distributions to members upon harvesting ES Trees; and

(v)	engage in such other activities as are reasonably incidental to the foregoing.

Risks and Uncertainties

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the COVID-19 outbreak include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 outbreak and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial impact will be to the Company, to date, the Company has limited its travel visits to farmers, but is not aware of any significant financial impacts resulting from the COVID-19 outbreak.

The Company is in the pre revenue generation stage. The Company’s business and operations are sensitive to general business and economic conditions in the United States, and worldwide, along with governmental policy decisions. As this is a product grown in nature, a host of factors beyond the Company’s control could cause fluctuations in these conditions. To mitigate this risks the company has chosen to plant its ES Trees in different locations in five different countries.

The Company currently is dependent upon its manager, World Tree Technologies, Inc. (“WTT”), for all aspects of the Company’s operations. WTT contracts directly with the farmers for the growth of the Company’s trees and manages the process through to harvest and sale of the lumber. WTT has been in existence in excess of 17 years, primarily focused on growing, cultivating and selling ES startlings, and has limited history, a period of approximately five years, growing to maturity, cultivating and harvesting the ES Trees. WTT currently has limited arrangements for the harvesting and sale of such trees. Management of WTT has limited experience in negotiating such arrangements, however, they are in the process of expanding the network, including establishing a network of retailers to purchase the ES Trees. To date WTT has generated a limited amount of capital from the sale of ES Trees and/or any other biological asset. Additionally, WTT is dependent upon the Company and the management fees, among others, to fund its operations. See Note 4 for additional information.

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NOTE 2 – GOING CONCERN

These financial statements have been prepared on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The business of the Company involves a high degree of risk due to the long-term nature of generating revenue from the harvesting of trees. The Company has significant commercial and economic interdependence with WTT as discussed in Notes 1, 4 and 6. At present, WTT has limited cash flow generating activities and their operations are currently dependent on the Company’s ability to raise capital. These factors raise substantial doubt regarding the Company to continue as a going concern.

Management’s Plans

During the year ended December 31, 2020, the Company raised $4,169,347 in net proceeds from the sale of Series A Units through a private offering, Regulation D and Regulation A offerings. Subsequent to year end, the Company has raised an additional $2,213,300 in net proceeds through additional sales of Series A Units through a Regulation D offering. Management believes that the current capital on hand and the capital raised through the current Regulation D offering is sufficient to fund operations through a period of less than one year from the issuance date of these financial statements. The Company will continue to focus on completing the full raise planned in the Regulation D offering. In addition, in August 2021, the Company initiated a crowdfunding offering under Regulation CF to fund operations as well as a separate offering to Canadian citizens. There is no assurance that the Company will be able to raise the funds necessary to finance the Company’s activities as disclosed in Note 1.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

We maintain our cash in bank deposit accounts, the balances of which at times may exceed federally insured limits. We continually monitor our banking relationships and consequently have not experienced any losses in our accounts. We believe we are not exposed to any significant credit risk on cash.

Cash Equivalents

Cash and cash equivalents consist of cash equivalents with initial maturities of three months or less.

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Fair Value of Financial Instruments

The Company follows FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) to measure and disclosure the fair value of its financial instruments. ASC 820 establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of fair value hierarchy defined by ASC 820 are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs that are generally unobservable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts reported in the Company’s financial statements for cash, accounts payable and accrued expenses approximate their fair value because of the immediate or short-term mature of these financial instruments.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-marketing dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Biological Assets

Biological assets consist of trees managed for future timber sales. Biological assets are carried at cost. The cost of trees consists of the purchase price plus costs incurred to bring the trees to the current location and condition. Costs relating to ongoing management of the trees are expensed as farmer support costs as they are incurred.

The trees are recognized as biological assets when they are received by the Company’s farmers. As of June 30, 2021 and December 31, 2020, the company recorded 393,576 and 327,914 trees representing a cost of $1,259,670 and $984,179, respectively.

For every 2,000 Units issued related to the 2016, 2018, 2020 and 2021 offerings, the Company will purchase up to 140 trees, which yield a harvest of approximately 110 tree per acre harvested; 30 additional trees per acre are available for replacement within the first two years.

As of June 30, 2021, current and future tree plantings are summarized below:

	2016 Offering	2018 Offering	2019/2020 Offering	2021 Offering
Units issued for which trees will be planted	200,000	1,187,152	4,398,472	1,194,903
Total Trees to be Purchased	14,000	83,101	307,893	83,644
Total Trees to be Planted based on 110 trees per 2,000 units	11,000	65,293	241,916	65,720
Total Trees for future replacement (30 tree per 2,000 units)	3,000	17,807	65,977	17,925
Total Trees Planted	9,068	65,618	242,965	65,662
Total Trees still to be Planted	1,931	-	-	58

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WORLD TREE USA, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Provisions and Contingent Liability Provisions

Provisions and contingent liability provisions are recognized when there is a present legal or constructive obligation arising as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation and where a reliable estimate can be made of the amount of the obligation. Timing or exact amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available, including the risks and uncertainties associated with the present obligation. Provisions are discounted to their present values, where the time value of money is material.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the possibility of outflow of resources is remote.

Deferred Offering Costs

Costs associated with the offering of Units are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense.

Income Taxes

The Company is taxed as a Partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Series A Unitholders are liable for individual federal and state income taxes on their respective shares of the Company’s taxable income. The Company will pay state income taxes at reduced rates. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since inception. The Company currently is not under examination by any tax authority.

Net Loss per Unit

Net earnings or loss per unit is computed by dividing net income or loss by the weighted-average number of membership units outstanding during the period, excluding Units subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per unit. Diluted net earnings or loss per unit reflect the actual weighted average Units issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per unit if their inclusion would be anti-dilutive. As of December 31, 2020 and 2019, there were no potentially dilutive securities.

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Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of consolidated financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 for emerging growth companies, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

NOTE 4 – RELATED PARTY TRANSACTIONS

Series B Units

As of June 30, 2021 and December 31, 2020, WTT, the Manager of WTUSA, holds 10,000 Series B Units of WTUSA.

Management Fees – 2018 Series A Unit Offering

In connection with the 2018 Series A Unit offering and the current management agreement, fees expected to be paid to WTT consist of the following: 1) $2.25 per tree (biological asset); 2) $0.20 per tree for purchasing; 3) $0.40 per tree for shipping and handling to the farmer; 4) $2.00 per tree farmer support fee for which is paid to WTT to cover costs in connection with semi-annual communications with the farmers; 5) $0.50 per tree as a farmer bonus paid to WTT which is turn is remitted to the farmer; 6) $0.40 per tree for general and administrative expenses; 7) $1.00 per tree for marketing; 8) $2.75 per tree for management fees; 9) $0.40 per tree for investor relations; and 10) $0.40 per tree for brokering lumber. Farmer support, marketing, and management fees increase at the point at which there are at least 1,000 acres of trees under management. The cost of trees, tree order staffing and administration, and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

Management Fees – 2020 Series A Unit Offering

In connection with the 2019 Series A Unit offering fees expected to payable to WTT consist of the following: 1) $2.50 per tree (biological asset), 2) $0.20 tree order staffing and administration; 3) $0.40 shipping and handling; 4) $3.14 farmer support; 5) $0.50 farmer bonus; 6) $0.40 office overhead; 7) $1.43 marketing; 8) $3.57 management fees; 9) $0.40 investor relations; 10) $0.46 brokering lumber; and 11) $1.39 for accounting and annual reporting costs. The cost of trees, tree order staffing and administration, and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

14

Management Fees – 2021 Series A Unit Offering In connection with the 2021 Series A Unit offering fees expected to be payable to WTT consist of the following: 1) $3.00 per tree (biological asset), 2) $0.25 tree order staffing and administration; 3) $0.75 performance bonus; 4) $0.60 accounting/financial reporting; 5) $4.65 farmer success; 6) $0.65 marketing; 7) $4.00 management fees; 8) $0.25 investor relations; 9) $0.15 office overhead; 10) $2.65 brokering lumber; 11) $0.40 legal; and $0.90 for carbon credit verification costs. The cost of trees, tree order staffing and administration and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

Below is a summary of all payments made to WTT for the six months ended June 30, 2021:

Fee Description	Deposit on Biological Assets Balance 12/31/20	Payment	Allocated to Biological Assets	Deposit on Biological Assets Balance 06/30/21
Deposit on Future Tree Stock	$89,530	$343,240	$275,490	$157,279
Tree Order Staffing & Administration	7,540	28,296	-	$35,836
Shipping & Handling	15,078	14,769	-	$29,847
Writeoff	-	-
Total	$112,148	$386,304	$275,490	$222,962

Fee Description	Prepaid Expenses Balance 12/31/20	Payments	Expensed	Prepaid Expenses Balance 06/30/21
Accounting, Annual Reports	-	101,509	101,509	$-
Farmer Success	-	504,883	504,883	-
Management Fees	-	466,391	466,391	-
Cardon credit verification	-	75,280	75,280	-
Investor Relations	-	35,680	35,680	-
Legal	-	33,458	33,458	-
Office Overhead	-	27,316	27,316	-
Brokering Lumber	157,604	238,641	-	396,245
Performance bonus	-	81,195	-	81,195
Marketing	-	107,168	107,168	-
Total	$157,604	$1,671,521	$1,351,685	$477,440

Short-term Advances

From time to time, WTT and/or the Company covers operating costs for either entity. These costs are periodically repaid by either entity. The amounts are due on demand and do not incur interest. As of June 30, 2021, total amounts due to the Company from WTT were $361,249.

See Notes 1, 3, 5 and 6 for additional related party transactions.

NOTE 5 – MEMBERSHIP UNITS

Series A Units

Rights and Preferences

Series A Members are holders of Series A Units and do not have voting rights. Series A Memberships (and corresponding Series A Units) are issued in sub-series. Each sub-series of Series A Units has rights to a percentage of distributable cash produced by one particular project. Each project shall be funded by only one subseries of Series A Units, and no two sub-series of Series A Units shall have rights relating to the same project. See below for allocation of profits and losses.

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2021 Transactions

During the six months ended June 30, 2021, the Company issued 1,194,903 Series A Units for gross proceeds of $1,850,000. The Company incurred $108,920 in offering costs in connection with the sale of the Series A units for which offset the proceeds.

2020 Transactions

During the year ended December 31, 2020, the Company issued 3,112,085 Series A Units for gross proceeds of $4,406,000. The Company incurred $236,653 in offering costs in connection with the sale of the Series A units for which offset the proceeds.

As of December 31, 2020, the Company recorded subscriptions receivable for 481,478 Units totaling $684,065. These were executed as of December 31, 2020, but funds were not received until January 2021. The Units relating to this receivable are included in members’ equity as of December 31, 2020.

2019 Transactions

During the year ended December 31, 2019, the Company issued 2,177,825 Series A Units for gross proceeds of $2,457,575. The Company incurred $72,799 in offering costs in connection with the sale of the Series A Units for which offset the proceeds.

During the year ended December 31, 2019, the Company issued 19,873 Series A Units to an individual for services rendered related to the 2018 Offering. The Series A Units were valued at $1.00 per unit based upon the rate to which other Series A Units were being sold to third parties. Total compensation expense of $19,873 offset the proceeds of the Series A Units issued during the year ended December 31, 2019.

During the year ended December 31, 2019, the Company issued 8,450 Series A Units to an individual for professional services rendered. The Series A Units were valued at $1.25 per unit based upon the rate to which other Series A Units were being sold to third parties. Total compensation expense of $10,563 was recorded within professional fee expense on the statement of operations during the year ended December 31, 2019.

During the year ended December 31, 2019, the Company issued 17,000 Series A Units to an individual for marketing services rendered. The Series A Units were valued at $1.00 per unit based upon the rate to which other Series A Units were being sold to third parties. Total compensation expense of $17,000 was recorded within sales and marketing on the statement of operations during the year ended December 31, 2019.

During the year ended December 31, 2019, the Company issued 2,000 Series A Units to an individual in satisfaction of a liability incurred at WTT. The units were valued at $1.00 per unit based upon the rate to which other Series A Units were being sold to third parties. The total value of $3,000 was recorded as an increase to the related party receivable within the balance sheet during the year ended December 31, 2019.

Other Provisions

Unless authorized to do so by the Manager, no Member, Unit Holder or group of Members or Unit Holders shall have any power or authority to bind the Company in any way, to pledge the Company’s credit, to render the Company liable for any purpose, or to otherwise engage in the management of the Company.

Units have been recognized on the financial statements as equity when subscriptions have been accepted by the Company.

Profits and Losses

WTT enters into contracts with farmers whereby the net profits from the harvesting and sale of the biological assets are split 50/50 between the Company and the farmer. The Company’s 50% profit, it any, is then split between the Series A and Series B Unit holders on a 50/50 basis. Class A and Class B Units participate in the losses based upon their pro-rata amounts invested to the total invested until the investment is extinguished. After extinguishment the losses are then split between the Series A and Series B Unit holders on a 50/50 basis.

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Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No	Description of Exhibit
2	Articles of Organization – World Tree USA, LLC (Nevada) (1)
3	Amended Operating Agreement – World Tree USA, LLC (4)
4.1	Subscription Agreement (3)
6.3	Selected Dealer Agreement (3)
8.1	Escrow Agreement (3)

______________

(1)	Incorporated by reference to the Registrant’s Amended Offering Statement on Form 1A/A (File No. 02411051), filed with the Securities and Exchange Commission on September 12, 2019.

(2)	Incorporated by reference to the Registrant’s Post-Qualification Offering Statement on Form 1-A POS (File No. 02411051), filed with the Securities and Exchange Commission on July 16, 2020.

(3)	Incorporated by reference to the Registrant’s Current Report Pursuant to Regulation A on Form 1-U filed with the Securities and Exchange Commission on August 19, 2020.

(4)	Incorporated by reference to the Registrant’s Offering Statement on Form C (File No. 02028565), filed with the Securities and Exchange Commission on August 13, 2021.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 28, 2021.

World Tree USA, LLC

/s/ Douglas Willmore

By Douglas Willmore as Chief Executive Officer of World Tree USA, LLC
Date: September 28, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Douglas Willmore

By Douglas Willmore as Chief Executive Officer of World Tree USA, LLC
Date: September 28, 2021

/s/ Deborah Cullen

By Deborah Cullen as Chief Financial Officer of World Tree USA, LLC, and Principal Accounting Officer
Date: September 28, 2021

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